SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2008

B.V.R. SYSTEMS (1998) LTD.

(Name of Registrant)

16 HA’MELACHA STREET PARK AFEK, ROSH HA’AYIN 48091, ISRAEL

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BVR Systems Awarded a Naval Embedded Simulation Upgrade Contract Valued at approximately $1.4 million

ROSH HA’AYIN, Israel, December 1, 2008 – BVR Systems (1998) Ltd. (OTC Bulletin Board: BVRSF), announced today the award of a contract of approximately US $1.4 million for the upgrade of its distributed naval embedded training system to an international customer.

The naval embedded training system’s advanced architecture enables the platform’s sensors to function in the operational mode, thus providing hybrid training capabilities holding hundreds of real and simulated participants. All participant data is fused to create a seamless tactical picture, which is distributed via the datalink to the different sensors, weapons and system operators. The upgrade of the system includes an update of the system to new sensors and weapons.

About BVR Systems
BVR Systems (1998) Ltd. is a world leader in advanced defense training and simulation systems. The Company offers highly efficient, cost-effective solutions to the simulation, training and debriefing needs of modern air, sea and ground forces.

For more information visit the Company’s web site at http://www.bvrsystems.com

Contact:
Ilan Gillies – CEO
BVR Systems (1998) Ltd.
Tel +972-3-900-8000

Press Relations, Oreet International Media
Kira Zibnitzky, kira@oreet-marcom.com
Elinor Behar, elinor@oreet-marcom.com
Tel: 972-3-5706527

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BVR SYSTEMS (1998) LTD. By: /s/ Aviv Tzidon —————————————— Aviv Tzidon Chairman of the Board of Directors

Dated: December 1, 2008